

Mail Stop 3720

April 21, 2009

Mr. Steve Wilson
Senior Vice President and Chief Financial Officer
Shaw Communications Inc.
Suite 900
630-3rd Avenue S.W.
Calgary, Alberta Canada T2P 4L4

RE: **Shaw Communications Inc.**
            Form 40-F for the year ended August 31, 2008
            Filed December 1, 2008
            File No. 1-14684

Dear Mr. Wilson:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the year ended August 31, 2008

1. We note that broadcast rights accounted for 57% of total assets as of December 31, 2008. We also note that you discuss downward trends in economic growth on page 25 of MD&A. We note on page 15 of MD&A that you perform an annual impairment test for long-lived assets and that there was no impairment of intangible assets during 2008. As a result of your impairment test of your units of accounting during 2008, you determined that your broadcast rights balance was not impaired. Tell us when you perform your annual impairment tests of long-lived assets and whether you performed subsequent interim impairment tests in

2008. If you did not, tell us why. You should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment testing was required.

In light of the significance of your broadcast rights balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of broadcast rights balances. Specifically, we believe you should provide the following information:

- Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of each unit of accounting in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

    1) the discount rates for each unit of accounting and how those discount rates were determined, including your consideration of any market risk premiums,

    2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

    3) the method you used for isolating the cash flows associated with the intangible asset.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment.

- Further, disclose any changes to your units of accounting or allocations of broadcast rights by unit of accounting and the reasons for such changes.

- If you determined that the fair value of any of your units of accounting did not exceed its carrying value by a significant amount in your most recent impairment test, disclose both the carrying value and the fair value for this unit of accounting. Explain to us how the determination of significance was made. In addition, provide a sensitivity analysis of your most recent impairment test assumptions for this unit of accounting based upon reasonably likely changes.

- For units of accounting for which the fair value exceeded the carrying value by a significant amount, provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in fair value at the time of your impairment testing.

  For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

2. We note on page 15 of MD&A that you use a two-step process in determining impairment of capital assets. This seems inconsistent with the accounting policy disclosure in the note to your financial statements on page 57 that you review impairment by comparing carrying value to fair value. Please revise to clarify your accounting policy for impairment of long-lived assets and differentiate between goodwill and other intangible assets if your accounting policies for determining impairment differ under Canadian GAAP as compared to US GAAP. Please also expand your disclosure in the US GAAP reconciliation on page 90 accordingly.

3. Please tell us the nature of costs included in Broadcast rights, including the basis for your belief that such intangible assets are indefinite lived. Please expand the disclosure in MD&A and accounting policies in the notes to financial statements to clarify the nature of the costs included in Broadcast rights.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director